[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-11 for CBS Outdoor Americas Inc.

Ladies and Gentlemen:

On behalf of CBS Outdoor Americas Inc., a Maryland corporation (the “Company”), we are hereby submitting for filing with the U.S. Securities and Exchange Commission a registration statement on Form S-11 (the “Registration Statement”), relating to a proposed initial public offering of the Company’s common stock, par value $0.01 per share.

If you have any questions concerning the Registration Statement, please contact the undersigned at (212) 403-1314 or deshapiro@wlrk.com, as counsel to the Company.

Very truly yours,

/s/ David E. Shapiro

David E. Shapiro